Exhibit 10.19

July 5, 1994

Mr. William E. Earnshaw

[Address]

Dear Bill:

It’s my pleasure to offer you the position of Vice President, Engineering at Mellon Corporation. Bill, I am excited about the capabilities you can bring to this company to complement those already here. I believe you will make a great addition to the team and find yourself part of an exciting opportunity.

The terms of our offer are as follows: Salary of $90,000 per year; standard officer benefits; an employee stock option of 110,000 shares at $1.00 per share; and reimbursement of costs related to moving up to a limit of $35,000. The employee stock option plan vests at 20 percent per year for five years beginning on the first anniversary of the award. Costs related to moving include all receipted expenses for the selling costs of your current home, closing costs of your new home in Ocala, transportation of your family and household furnishings, and temporary housing costs for you and / or your family. All reimbursable moving costs must be incurred within one year from the date of your beginning of employment, except that temporary housing costs are limited to three months from date of employment. This offer of employment is subject to final approval of the Board of Directors of Intellon. If you accept this offer, I would expect it to be approved at the next meeting of the board on July 12.

Bill, I am anxious for you to be on board as soon as possible. A start date of approximately August 15 would be acceptable. If you accept this offer, please sign a copy of this letter and return to me.

Sincerely,	Accepted:

/s/ James E. Vander Mey	/s/ William E. Earnshaw
James E. Vander Mey	William E. Earnshaw
President